Exhibit 99.1

Volvo Trucks Broadens Its Business with New, Cleaner Trucks for Distribution

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 22, 2006--Volvo Trucks is aiming to reach a broader clientele outside of the heavy, long-haul segment. Today, the company will present two completely new distribution trucks - the Volvo FL and the Volvo FE. At the same time, a new business concept will be introduced for distribution duties in urban environments. The total investment is SEK 1 billion.

The company's trucks are leaders in the long-haul segment in Europe, and with the development of the new, smaller and lighter trucks, we hope to reach a greater number of customers in the distribution segment.

The Volvo FL and Volvo FE are cleaner, quieter, and safer, which is important for distribution customers who operate primarily in urban areas. Both models meet the environmental requirements according to Euro 4 and Euro 5. The latter legal requirement does not take effect until 2009.

The Volvo FL and Volvo FE are intended for a wider category of customers. These distribution customers, for example craftsmen, fruit distributors, and bakers, do not primarily have transport as their main line of business. For this reason, Volvo Trucks have developed an entirely new business concept that enables the customer to quickly and easily purchase a key-ready truck with a body, rear lift, and every conceivable support service, such as a service contract.

The Volvo FL and Volvo FE mark the last stage of the largest product renewal to date in the truck industry. In less than nine months, Volvo Trucks have replaced and widen their entire European range of  products. "Business is good for Volvo Trucks and thanks to our strong profitability, we have been able to invest more than SEK 10 billion in new products in the past five years," says Staffan Jufors, President of Volvo Trucks. "We have also put a great deal of work into developing our dealer network, as well as the competence of our personnel."

May 22, 2006

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, +46 31-66 39 08